               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                           FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


          For the fiscal year ended December 31, 1994

                               OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


          For the transition period from           to
          Commission file number 1-4682

     A. Full title of the plan, if different from that of the issuer named below:

                   THOMAS & BETTS CORPORATION
                   EMPLOYEES' INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Thomas & Betts Corporation
                      1555 Lynnfield Road
                   Memphis, Tennessee  38119

                    THOMAS & BETTS CORPORATION
                    EMPLOYEES' INVESTMENT PLAN

                              INDEX

Financial Statements and Exhibits                      Page No.

     Financial Statements:
          Statement of Financial Condition -
             Combined Funds - December 31,
             1994 and 1993.                                3

          Statement of Income and Changes in
             Plan Equity - Combined Funds - Years
             Ended December 31, 1994, 1993,
             and 1992.                                     4

          Notes to Financial Statements                    5

          Schedules (1994 Information Only):
             Schedule I                                   15
             Schedule II                             16

          Independent Auditors' Report                    17

     Signatures                                           18

     Exhibits:
          Auditors' Consent

                    THOMAS & BETTS CORPORATION
                    EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF FINANCIAL CONDITION
                          COMBINED FUNDS
December 31                                1994         1993
PLAN ASSETS

Investments:
 Common stock of Thomas & Betts
   Corporation at market value -
   85,513 and 66,011 shares (cost
   $5,271,677 and $3,831,974 in 1994
   and 1993, respectively)              $ 5,831,171  $ 3,861,617
 VMMR Federal Portfolio at market value
   which approximates cost               25,523,561   17,848,406
 Vanguard Short-Term Federal Bond
   Fund at market value (cost
   $1,522,559 and $1,512,686 in 1994
   and 1993, respectively)                1,434,080    1,496,058
 Vanguard Index Trust Fund at market
   value (cost $7,686,993 and $6,609,530
   in 1994 and 1993, respectively)        7,976,642    7,127,473
 Vanguard U.S. Growth Fund at market value
   (cost $5,732,218 and $5,540,804 in
   1994 and 1993, respectively)           5,960,771    5,655,316
 Vanguard Wellington Fund at market
   value (cost $11,615,378 and $9,948,556
   in 1994 and 1993, respectively)       11,391,468   10,276,366
 Metropolitan Life Guaranteed
   Interest Fund at contract value                -    8,548,005
 Intermediate U.S. Treasury Bond Fund
   at fair value (Cost $320,353 in 1994)    312,465            -
 International Growth Portfolio
   at fair value (Cost $798,321 in 1994)    765,900            -
 Employee Loan Fund        2,433,286      2,268,628
Employee loan payments receivable            91,851       87,728
Receivable from Thomas & Betts Corporation:
 Employees' contributions                   574,493      467,600
 Employer's contributions                   261,562      220,322

                                            836,055      687,922

TOTAL ASSETS                            $62,557,250  $57,857,519


PLAN EQUITY

Plan equity - including net unrealized
 appreciation of investments            $62,557,250  $57,857,519

TOTAL EQUITY                            $62,557,250  $57,857,519

See accompanying notes to financial statements.

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                 COMBINED FUNDS
Years ended December 31                   1994         1993          1992
Rollover from FL Industries Investment
  & Savings Plan                       $     -      $      -      $15,346,465

Investment Income:
  Dividends on Thomas & Betts
  Corporation common stock                 164,767      130,829        80,550

 Interest and other dividends            2,257,827    2,512,481     2,929,577

                                         2,422,594    2,643,310     3,010,127

Net realized gain (loss) on sales
 of investments                             (5,846)      14,966       299,894

Unrealized appreciation (depreciation)
 of investments                            (94,267)      84,887       514,920

Contributions:
 Employees                               6,467,676    6,534,368     5,134,045
 Employer                                2,728,759    2,129,734     1,764,799

                                         9,196,435    8,664,102     6,898,844

Administrative expenses                    (54,185)     (46,215)     (23,542)
Withdrawals, distributions and
 forfeitures                            (6,765,000)  (5,261,014)  (11,536,920)

Income and changes in plan equity
 for the year                            4,699,731    6,100,036    14,509,788

Plan equity at beginning of year        57,857,519   51,757,483    37,247,695

Plan equity at end of year             $62,557,250  $57,857,519   $51,757,483

See accompanying notes to financial statements.
/TABLE

                   THOMAS & BETTS CORPORATION
                    EMPLOYEES' INVESTMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS


1. The accompanying financial statements have been prepared on an accrual basis. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. Security investments are carried at fair value and the group interest contracts are carried at contract value which represents net contribution value plus accumulated interest.

   On January 2, 1992, the Corporation acquired FL Holdings, Inc., operating as American Electric. As a result of this acquisition, the American Electric Investment and Savings Plan was merged into the Thomas & Betts Corporation Employees' Investment Plan (the Plan), effective July 1, 1992. All assets and liabilities were transferred at fair market values. The benefits under the Plan are similar to those that had been offered under the American Electric plan.

   The Investment Plan Committee of the Corporation decided to engage The Vanguard Group as the plan trustee, effective July 1, 1992. In addition to the Thomas & Betts Stock Fund, Guaranteed Interest Fund and Equity Fund which previously existed, Plan participants are now able to participate in any or all of the Vanguard funds listed in Note 2.

2. On April 4, 1984, the Board of Directors of the Corporation adopted the Employees' Investment Plan in which eligible employees may elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of compensation as a basic contribution to the Plan. The Corporation contributed an amount equal to 50% of each participating employee's basic contribution through July 31, 1993. Effective August 1, 1993, the Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

   Each employee who has authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of compensation.
   The Corporation does not make any matching contributions with respect to the amount of supplemental contributions made by the employees.

   During 1993 contributions made to the Plan were invested in seven investment funds known as the T&B Stock Fund, Vanguard Money Market Reserves - Federal Portfolio, Vanguard Short-term Government Bond Fund, Vanguard Index Trust - 500
   Portfolio, Vanguard World Fund - U.S. Growth Portfolio, Vanguard Wellington Fund, and Guaranteed Interest Fund.
   During 1994 the Guaranteed Interest Fund was closed and two new funds, Intermediate U.S. Treasury Bond Fund and International Growth Portfolio, were added.

   (1) The T&B Stock Fund's assets are entirely invested in common stock of Thomas & Betts Corporation.

   (2) The Vanguard Money Market Reserves - Federal Portfolio is a fund that invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

   (3) The Vanguard Short-term Federal Bond Fund is a fund that invests in bonds issued by the U.S. Government and agency obligations.

   (4) The Vanguard Index Trust - 500 Fund is a fund that invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 Index.

   (5) The Vanguard World Fund - U.S. Growth Portfolio is a fund that invests in high-quality, established growth stocks of companies based in the United States.

   (6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

   (7) The Guaranteed Interest Fund's assets were invested with Metropolitan Life Insurance Company, First Atlanta Bank and Principal Mutual Life Insurance Company under group annuity contracts that guarantee interest at annual rates of 7.55 percent through June 30, 1994, 9.52 percent through June 30, 1993 and 9.30 percent through June 30, 1992, respectively.

   (8) The Intermediate U.S. Treasury Bond Fund is a fund that invests in either corporate debt securities or securities issued by the U.S. Government which mature in five to twelve years.

   (9) The International Growth Portfolio invests in the stocks of companies located outside the United States.

   On January 1, 1990, the Corporation established a Loan Fund allowing participants in the Employees' Investment Plan with vested account balances of at least $2,000 to borrow directly from their savings. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of 1 to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is set at the prime rate plus 1% on the last day of the quarter in which the loan is approved. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

Each participating employee may direct basic and supplemental contributions in any one or more of the investment funds set up under the Plan. The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his contribution or reallocate existing balances among funds by notifying the Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

3. The following table presents the fair values of investments at December 31, 1994, and 1993.

                                         1994                     1993
                                 Number of  Number of
                                shares/units            shares/units
                                or principle   Fair     of principal   Fair
                                   amount      Value       amount      Value
Investments at fair value
   as determined by quoted market
   price:
 Thomas & Betts common stock         85,513  $ 5,831,171      66,011 $ 3,861,617
 Vanguard Wellington Fund           587,492   11,391,468     503,743  10,276,366
 Vanguard Index 500 Portfolio       185,633    7,976,642     162,616   7,127,473
 Vanguard U.S. Growth Fund          388,830    5,960,771     378,789   5,655,316
 International Growth Portfolio      57,029      765,900           -           -

Investments at estimated fair value:
 VMMR Federal Portfolio          25,523,561  25,523,561   17,848,406  17,848,406
 Intermediate U.S. Treasury
    Bond Fund                        32,447     312,465            -           -
 Vanguard Short-Term Federal
    Bond Fund                       147,996   1,434,080      144,686   1,496,058
 Participant Loans                2,433,286   2,433,286    2,268,628   2,268,628

Investments at contract value:
 Guaranteed Interest Fund                 -           -    8,548,005   8,548,005

      Total investments at fair value       $61,629,344              $57,081,869

During the years ended December 31, 1994, 1993, and 1992, the Plan's investments (including investments bought and held during the year) appreciated (depreciated) in value by $(100,113), $99,853 and $814,814, respectively as follows:

                                         1994         1993       1992
Thomas & Betts common stock           $ 607,896    $(470,984)  $308,877
Vanguard Short-Term Federal Bond Fund                (96,720)     (8,164)                   (9,672)
Vanguard Index 500 Portfolio           (147,909)     385,166    189,385
Vanguard U.S. Growth Fund               147,795     (142,986)   271,894
Vanguard Wellington Fund               (565,510)     336,821     54,330
Intermediate U.S. Treasury Bond Fund    (10,181)           -          -
International Growth Portfolio          (35,484)           -          -

Net appreciation(depreciation)
   in fair value                      $(100,113)   $  99,853   $814,814

4. Investment programs of the Plan are participant-directed. Net assets available for benefits for December 31, 1994, and 1993 and changes in net assets available for benefits by investment funds for the years ended December 31, 1994, 1993, and 1992 are as follows:

                                                         1994
                                 NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                 T&B              VMMR          Vanguard                     Vanguard        Vanguard
                                 Stock           Federal        Federal        Vanguard       Growth        Wellington
                                 Fund           Portfolio         Bond         Index 500       Fund            Fund
Investments at fair value     $ 5,831,171      $25,523,561     $1,434,080     $ 7,976,642   $5,960,771      $11,391,468

Employee loan payments
receivable                          9,042           40,070          1,850          12,433        9,825           17,198

Receivable from Thomas & Betts
Corporation:
   Employees' contributions        65,326          194,592         19,373          76,616       72,873          128,304
   Employer's contributions        29,973           95,801          8,816          33,624       30,924           55,479

                                   95,299          290,393         28,189         110,240      103,797          183,783

Net assets available for
benefits                      $ 5,935,512      $25,854,024     $1,464,119     $ 8,099,315   $6,074,393      $11,592,449

                              Intermediate     International
                              U.S. Treasury        Growth
                                  Bond           Portfolio     Loan Fund         Total
Investments at fair value     $   312,465      $   765,900     $2,433,286     $61,629,344


Employee loan payments
receivable                    $    312         $  1,121        $    -         $    91,851

Receivable from Thomas & Betts
Corporation:
   Employees' contributions      3,821           13,589             -             574,493
   Employer's contributions      1,607            5,337             -             261,562

                                 5,428           18,926             -             836,055

                              $318,205         $785,947        $2,433,286     $62,557,250

                                                         1994
                            CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                              T&B          VMMR         Vanguard                           Vanguard         Vanguard
                             Stock        Federal        Federal           Vanguard         Growth          Wellington
                             Fund       Portfolio          Bond            Index 500         Fund            Fund
Investment Income:
 Interest & Other
 Dividends                $1,164,767    $  882,486      $   83,621        $  241,692      $   69,195      $   499,208

Net appreciation (depreciation)
in fair value of
investments                  607,896           -           (96,720)       $ (147,909)     $  147,795         (565,510)

Contributions:
 Employees                   645,742     2,174,075         202,901           965,051         810,453        1,603,153
 Employer                    282,918     1,037,664          85,260           377,961         330,178          589,207

Total additions            1,701,323     4,094,225         275,062         1,436,795       1,357,621        2,126,058

Administrative expenses       (5,681)      (24,143)         (1,344)           (6,017)         (5,124)          (9,544)

Withdrawals, distributions
and forfeitures             (308,248)   (2,624,024)       (108,964)         (972,210)       (722,775)      (1,418,961)

Transfers in (out), net      614,594     6,241,031        (221,424)          398,476        (296,984)         459,184

Net increase (decrease)    2,001,988     7,687,089         (56,670)          857,044         332,738        1,156,737


Net assets available for plan benefits:

 Beginning of year         3,933,524     18,166,935      1,520,789         7,242,271       5,741,655       10,435,712
 End of year               5,935,512     25,854,024      1,464,119         8,099,315       6,074,393       11,592,449

                                        Intermediate    International
                           Met Life     U.S. Treasury     Growth
                             Fund            Bond         Portfolio       Loan Fund          Total
Investment Income:
 Interest & Other
 Dividends                $   313,483   $   7,543       $    9,956        $ 150,643       $ 2,422,594

Net appreciation (depreciation)
in fair value of
investments                       -       (10,181)         (35,484)             -         $  (100,113)

Contributions:
 Employees                        -         16,371          49,930              -           6,467,676
 Employer                         -          6,313          19,258              -           2,728,759

Total additions               313,483       20,046          43,660          150,643        11,518,916

Administrative expenses        (2,057)         (59)           (209)              (7)          (54,185)

Withdrawals, distributions
and forfeitures              (392,685)         -           (11,265)         (205,868)      (6,765,000)

Transfers in (out), net    (8,466,746)     298,218         753,761           219,890              -

Net increase (decrease)    (8,548,005)     318,205         785,947           164,658        4,699,731


Net assets available for plan benefits:

 Beginning of year          8,548,005          -               -          $2,268,628      $57,857,519
 End of year                $       -     $  318,205    $  785,947        $2,433,286      $62,557,250

                                                         1993
                                 NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                  T&B             VMMR          Vanguard                     Vanguard        Vanguard
                                  Stock          Federal        Federal        Vanguard       Growth        Wellington
                                  Fund          Portfolio         Bond         Index 500       Fund            Fund
Investments, at fair value     $ 3,861,617     $17,848,406     $ 1,496,058    $ 7,127,473   $5,655,316      $10,276,366
Investments, at contract value         -               -               -              -            -                -

     Total investments           3,861,617      17,848,406       1,496,058      7,127,473    5,655,316       10,276,366

Employee loan payments
 receivable                          8,076          40,133           3,000         12,297        9,380           14,842

Receivable from Thomas & Betts
Corporation:
     Employees' contribution        43,431         184,158          15,252         71,543       52,415          100,801
     Employer's contribution        20,400          94,238           6,479         30,959       24,544           43,702

                                    63,831         278,396          21,731        102,502       76,959          144,503

Net assets available for
 benefits                      $ 3,933,524     $18,166,935     $ 1,520,789    $ 7,242,272   $5,741,655      $10,435,711
                                Met Life
                                  Fund          Loan Fund         Total
Investments, at fair value     $       -       $ 2,268,628     $48,533,864
Investments, at contract value   8,548,005             -         8,548,005

     Total investments           8,548,005       2,268,628      57,081,869

Employee loan payments
 receivable                          -                 -            87,728

Receivable from Thomas & Betts
Corporation:
     Employees' contributions        -                  -          467,600
     Employer's contributions        -                  -          220,322

                                     -                  -          687,922

Net assets available for
 benefits                     $8,548,005       $ 2,268,628     $57,857,519

                                                         1993
                            CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                              T&B          VMMR          Vanguard                          Vanguard         Vanguard
                             Stock        Federal        Federal           Vanguard         Growth          Wellington
                             Fund        Portfolio         Bond            Index 500         Fund            Fund
Investment Income:
 Interest & Other
 Dividends                $  130,829    $ 440,073       $   57,139        $ 166,496       $   78,887      $   543,505

Net appreciation (depreciation)
in fair value of
investments                 (470,984)         -             (8,164)       $ 385,166       $ (142,986)         336,821

Contributions:
 Employees                   579,950     2,555,815         193,649           995,265         957,725        1,251,964
 Employer                    207,965       844,547          61,078           294,054         330,972          391,118

Total additions              447,760     3,840,435         303,702         1,840,981       1,224,598        2,523,408

Administrative expenses       (3,977)      (18,009)           (620)           (4,413)         (4,833)          (6,358)

Withdrawals, distributions
and forfeitures             (238,572)   (1,805,344)        (56,632)         (390,326)       (213,422)        (773,256)

Transfers in (out), net      327,803     4,376,747         815,859           986,117        (715,950)       3,758,415

Net increase (decrease)      533,014     6,393,829       1,062,309         2,432,359         290,393        5,502,209


Net assets available for plan benefits:

 Beginning of year         3,400,510     11,733,106        458,480         4,809,913       5,451,262        4,933,502
 End of year               3,933,524     18,166,935      1,520,789         7,242,272       5,741,657       10,435,711
                           Met Life
                             Fund       Loan Fund          Total
Investment Income:
 Interest & Other
 Dividends                $ 1,079,813   $  146,568      $ 2,643,310

Net appreciation (depreciation)
in fair value of
investments                       -            -             99,853

Contributions:
 Employees                        -            -          6,534,368
 Employer                         -            -          2,129,734

Total additions             1,079,813      146,568       11,407,265

Administrative expenses        (7,998)          (7)         (46,215)

Withdrawals, distributions
and forfeitures            (1,651,293)    (132,169)      (5,261,014)

Transfers in (out), net    (9,890,490)      341,499             -

Net increase (decrease)   (10,469,968)      355,891       6,100,036


Net assets available for plan benefits:

 Beginning of year         19,017,973     1,912,737      51,757,483
 End of year              $ 8,548,005   $ 2,268,628     $57,857,519

                                                         1992
                            CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                T&B         VMMR         Vanguard                          Vanguard         Vanguard
                               Stock       Federal       Federal           Vanguard         Growth          Wellington
                               Fund       Portfolio        Bond            Index 500         Fund            Fund
Rollover from FL Industries
Investment & Savings Plan   $      -     $ 7,297,275    $      -          $      -        $4,447,369      $3,484,513

Investment Income:
 Interest & other dividends     80,550       251,834         8,040        $  160,150      $   89,509          157,473

Net appreciation (depreciation)
 in fair value of
 investments                   308,877           -          (9,672)           189,385        271,894           54,330

Contributions:
    Employees                  375,999     1,912,665        32,161            732,360        422,604          375,087
    Employer                   130,172       688,892        11,080            225,054        144,581          108,316

Total additions                895,598    10,150,666        41,609          1,306,949      5,375,957        4,179,719

Administrative expenses         (1,562)       (8,088)          (56)            (1,814)        (2,257)          (1,906)

Withdrawals, distributions and
 forfeitures                  (696,541)   (2,482,162)         (749)        (1,169,237)      (148,932)        (102,444)
Transfers in (out), net        390,217     4,112,690       417,676           112,609         226,494          858,093

Net increase (decrease)        587,712    11,773,106       458,480           248,507       5,451,262        4,933,462

Net assets available for benefits:

 Beginning of year           2,812,798           -              -          4,561,406             -                -
 End of year                $3,400,510   $11,773,106    $   458,480       $4,809,913      $5,451,262      $ 4,933,462
                             Met Life
                               Fund       Loan Fund        Total
Rollover from FL Industries
Investment & Savings Plan   $       -    $  117,308     $15,346,465

Investment Income:
 Interest & other dividends   2,137,421     125,150       3,010,127

Net appreciation (depreciation)
 in fair value of
 investments                        -           -           814,814

Contributions:
    Employees                 1,283,169         -         5,134,045
    Employer                    456,704         -         1,764,799

Total additions               3,877,294     242,458      26,070,250

Administrative expenses          (7,859)        -           (23,542)

Withdrawals, distributions and
 forfeitures                 (6,658,956)   (277,899)    (11,536,920)

Transfers in (out), net      (6,564,866)    447,087             -

Net increase (decrease)      (9,354,387)    411,646      14,509,788

Net assets available for benefits:

 Beginning of year           28,372,400   1,501,091      37,247,695
 End of year                $19,018,013  $1,912,737     $51,757,483

5. As of December 31, 1994, the number of participants in each investment fund was as follows:

   Participants
       1093    T&B Stock Fund
       2135    Vanguard Money Market Reserves-Federal Portfolio
        356    Vanguard Federal Bond Fund
       1090    Vanguard Index Trust - 500 Portfolio
        914    Vanguard World Fund - U.S. Growth Portfolio
       1462    Wellington Fund
        721    Loan Fund
         50    Intermediate U.S. Treasury Bond Fund
        157    International Growth Portfolio

   The total number of participants in the Plan was less than the total participants shown above because many were participating in more than one fund.

6. The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his Employer Contribution Account. The non-vested portion of the Employer Contribution Account will be forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. A participant is entitled to receive 100% of his own contributions plus earnings thereon. An employee who elected to participate in the Plan at July 1, 1984 (inception date) has a vested and nonforfeitable right to his Employer Contribution Account. Employees of FL Industries, Inc. hired prior to July 1, 1992 have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the American Electric Investment and Savings Plan and shall at all times have a 100% nonforfeitable right to the amount in their Employer Contribution accounts.

   The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.

7. The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8. Under the present Federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund, realized and unrealized, are not taxable to any participant or his beneficiaries except upon a distribution by the Trust Fund.

   If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to him as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or his beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which his participation terminates, the special election will not be available to the participant or his beneficiaries, except in the case of termination due to the participant's death.

                                                          Schedule 1

                          THOMAS & BETTS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                        Schedule of Investment Assets


Identity of Issue                Description           Cost        Fair Value
  Equity Securities

Thomas & Betts Corporation
  common stock                     85,513 shares      $ 5,271,677  $ 5,831,171

  Mutual Funds

Vanguard Wellington Fund          587,492 units        11,615,378   11,391,468
VMMR Federal Portfolio         25,523,561 units        25,523,561   25,523,561
Intermediate U.S. Treasury
  Bond Fund                        32,447 units           320,353      312,465
Vanguard Index 500 Portfolio      185,633 units         7,686,993    7,976,642
Short-Term Federal Bond Fund      147,996 units         1,522,559    1,434,080
Vanguard U.S. Growth Fund         388,830 units         5,732,218    5,960,771
International Growth Portfolio     57,029 units           798,321      765,900

  Total mutual funds           26,922,988              53,199,383   53,364,887

  Loan Fund

Participant loans              Interest rate range
                               7% to 8.75% with
                               maturity date range
                               January 24, 1995,
                               to December 12, 1999     3,433,286    2,433,286

  Total investments                                   $60,904,346  $61,629,344

See accompanying independent auditors' report.

PAGE

                                 Schedule 2

                         THOMAS & BETTS CORPORATION
                         EMPLOYEES' INVESTMENT PLAN

                          Reportable Transactions

                        Year ended December 31, 1994



                                     Total
Description of                 Number Of    Purchase     Selling     Gain/
   Security                  Transactions  Price/Cost     Price      (Loss)
Purchases:
  Thomas & Betts stock           109       $ 2,888,228            -       -
  Vanguard Wellington Fund       120         4,621,638            -       -
  VMMR Federal Portfolio         223        18,599,938            -       -
  Vanguard Index 500
   Portfolio                     167         6,542,057            -       -
  Vanguard U.S. Growth Fund   91   1,737,440                      -
                                 $34,389,301                      -


Sales:
  Thomas & Betts stock           111       $ 1,440,444   $ 1,526,572 $86,128
  Vanguard Wellington Fund       152         3,005,670     2,941,026 (64,644)
  VMMR Federal Portfolio         217        10,924,783    10,924,783       -
  Vanguard Index 500 Portfolio   158         5,557,800     5,544,979 (12,821)
  Vanguard U.S. Growth Fund  142   1,568,580               1,579,780   1,200
                                 $22,497,277             $22,517,140 $19,863

See accompanying independent auditors' report.

                   INDEPENDENT AUDITORS' REPORT



The Investment Plan Committee
Thomas & Betts Corporation



We have audited the financial statements of Thomas & Betts
Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation Employees' Investment Plan at December 31, 1994, and 1993, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     KPMG PEAT MARWICK LLP


Memphis, Tennessee
June 29, 1995

                             SIGNATURES




  The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                THOMAS & BETTS CORPORATION
                                EMPLOYEES' INVESTMENT PLAN





Date:  June 29, 1995            By:/s/ Ronald P. Babcock
                                    Ronald P. Babcock
                                    Vice President - Finance